April 3, 2015

VIA EDGAR AND OVERNIGHT COURIER

Mr. Karl Hiller

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	World Fuel Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 12, 2015
Comment Letter dated March 20, 2015
File No. 001-09533

Dear Mr. Hiller:

This letter sets forth the response of World Fuel Services Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter dated March 20, 2015. For your convenience, we have included the text of the Staff’s comments (numbered as set forth in the Comment Letter) followed by our response.

1.              We note your disclosure about the risks of information technology failures, data security breaches and cybersecurity attacks mentions harm that may arise from both past and future occurrences. We also note your disclosure on page 69 indicates that in connection with the theft of fuel valued at $18.0 million, you recorded an insurance receivable to offset the full amount of the loss while disputing coverage with your insurance provider. Please tell us the date of the incident and the circumstances under which the theft occurred and came to your attention. If you were the victim of a cyber-incident, this should be clarified to provide context for your risk factor disclosure. Please ensure that all related disclosures are responsive to the Division of Corporation Finance Disclosure Guidance in Topic No. 2 Cybersecurity, located on our website at the following address. http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

In October 2013, we received a request for fuel supply from an individual who purported to be employed by one of our customers. We carried out our normal processes in fulfilling this supply. However, after an invoice for the transaction was sent to the customer, we learned that the transaction was fraudulent. We view this incident as an elaborate commercial fraud and not as a cyber-incident, as no digital technologies or systems were compromised.

We reviewed the Division of Corporation Finance’s Disclosure Guidelines regarding Cybersecurity in connection with the preparation of our risk factor disclosure, and we believe that our disclosures are consistent with these guidelines.

2.              You state that “(f)rom time to time, certain of our subsidiaries have had limited business dealings in…Cuba,…Syria and Sudan.” Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements, since your letter to us dated August 9, 2012. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Certain of the Company’s subsidiaries obtain permission from government aviation authorities for our clients’ aircraft to overfly their countries. On behalf of our clients, we also pay fees imposed by governments related to such overflights. As discussed in previous letters to the Staff, these services are provided to clients in connection with their overflight of, among other countries, Cuba, Sudan and Syria. Such services are provided in accordance with general or specific licenses issued by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) or pursuant to travel exemptions from sanctions regulations administered by OFAC. The customers for whom the Company’s subsidiaries procure such services are corporate and commercial aviation clients, including commercial air carriers, air charter companies and flight support companies.

From time to time, we may provide other services involving U.S. sanctioned countries pursuant to OFAC general or specific licenses or exemptions. For example, pursuant to a general OFAC license that authorizes transactions in support of activities of the United States Government or United Nations and its specialized agencies in Sudan, our subsidiaries may provide services to aircraft that have been engaged by one of these bodies or one of their contractors in connection with their activities in Sudan. In Cuba, as another example, we have provided fuel or services to aircraft operating pursuant to OFAC specific licenses related to educational or humanitarian activities. In all instances, we follow our internal procedures designed to ensure that such transactions are in compliance with the relevant OFAC general license or exemption.

Finally, in July 2014, we acquired Colt International, L.L.C. (“Colt”), a provider of aviation fuel and trip support services. In conducting due diligence in connection with evaluating this acquisition, we learned that in May 2012, Colt submitted a voluntary disclosure to OFAC concerning apparent violations of the sanctions regulations related to several countries. The apparent violations disclosed include payments of certain overflight and navigation fees to these governments that potentially fell outside of the scope of the relevant general licenses issued by OFAC. The transactions identified as potential violations resulted in very small amounts of revenue to Colt.  It should be noted that this matter occurred prior to our acquisition of Colt, and the transactions at issue occurred prior to us engaging in discussions with Colt regarding a potential acquisition. Our acquisition agreement in connection with this transaction includes indemnification provisions which specifically cover fines or other losses that may arise due to this matter.

The foregoing constitutes the limited activities our subsidiaries have engaged in since the date of our August 9, 2012 letter and our subsidiaries may continue to provide these services in the future in accordance with our licenses or exemptions from applicable sanctions regulations. In addition, the United States sanctions regulations with regards to Cuba have recently been amended. As a result, we are evaluating whether there are additional services that our customers may request we provide in accordance with these modified regulations, which may expand the nature of services we provide with respect to Cuba in the future, although we do not expect the revenues from any such activities to be material.

3.              You state that you responded to an administrative subpoena from OFAC requesting information regarding your transactions involving Sudan, and that you “identified a small number of sanctioned country related transactions…that may have resulted in violations of U.S. sanctions regulations or our OFAC issued license.” Please describe to us any material developments, since your letter to us dated August 9, 2012, related to the OFAC matter and the current status of the OFAC matter.

There have been no substantive developments regarding this matter since our August 9, 2012 letter. We believe we have provided OFAC with all information requested by OFAC to date. As we have previously disclosed, OFAC may assess penalties against us in order to resolve this matter. We continue to believe that the mitigating factors we have identified to OFAC, and which we have outlined to the Staff in our prior letters, should apply in this circumstance, although any determination regarding the applicability of such mitigating factors will be made by OFAC. However, the Company continues to expect that this matter will not result in a material adverse effect on the business, financial condition, cash flows or results of operations of the Company.

4.              Please discuss the materiality of the contacts with Cuba, Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.

Our business with Cuba, Sudan and Syria accounted for only approximately 0.00039%, 0.00040% and 0.00106% of our consolidated revenues in 2012, 2013 and 2014, respectively. We are still finalizing the financial statements for the first quarter of 2015 and we do not yet have this data available for such interim period.  However, we do not expect that our business with these countries as it relates to our overall business will increase materially from these levels in the foreseeable future.

We note the Staff’s request to also address the approximate dollar amount of assets and liabilities over these periods with respect to our business with these sanctioned countries. We do not have assets dedicated to sanctioned country-related business and, accordingly, there is no information of this nature to be provided. Further, given the limited nature of our business with these sanctioned countries, any liabilities associated with such business during these periods would have been immaterial.

Given the limited nature of the Company’s and its subsidiaries’ contacts with Cuba, Sudan and Syria, the safeguards for regulatory compliance the Company has in place, the continuing review and enhancement of those safeguards and the fact that our contacts with these sanctioned countries generate such an insignificant percentage of our consolidated revenues, we do not believe that these contacts pose a material investment risk for our security holders.

5.              We note your disclosure concerning the train derailment in Canada on July 6, 2013, indicating the Trustee and Monitor in the bankruptcy of Montreal, Maine and Atlantic Railway, have sought to obtain a global settlement of all third party claims arising out of the incident and have secured commitments from certain parties, with settlement funds totaling C$200.0 million ($170.0 million). However, we understand that you did not participate in this settlement and that related claims against you are therefore unresolved. You indicate that aside from the $40.9 million accrued for the value of railcars and some legal costs, you are not able to estimate probable loss or reasonably possible loss. Please expand your disclosure to clarify the status of your deliberations, quantify any amounts that have been specifically sought from you, parties not participating in the settlement as a group, or which have otherwise been estimated by third parties to settle all claims related to the incident, to provide greater context for understanding the uncertainty. Similarly, describe any limitations or uncertainty about the sufficiency of insurance coverage you believe is available to cover loss arising from this incident.

As we have previously disclosed, the Trustee and the Monitor continue to discuss a global settlement with various parties, including us, and such discussions are ongoing. Any current settlement discussions may not ultimately result in an agreement. Additionally, any settlement would need to be voted on and approved by creditors in both the U.S. and Canadian bankruptcies, such as plaintiffs in the class action lawsuits and the Quebec provincial government, who are not parties to the current discussions.  It would also require the approval of both the U.S. and Canadian bankruptcy courts. Further, there are a number of different claims at issue, and, at different times, the settlement discussions have involved the potential resolution of different categories of claims for varying amounts. As a result, amounts that may have been discussed to resolve certain categories of claims at one particular time may not necessarily be comparable to amounts that may have been discussed with respect to resolving a different group of claims at a different time. Accordingly, we do not believe that any amounts that have been proffered by any party to settlement discussions will necessarily provide an accurate indication of any ultimate settlement amount, and we believe that disclosing any such amounts could therefore be misleading to investors.

In order to assess the sufficiency of insurance coverage available to cover losses arising from this incident and analyze specific policies which may apply, it is necessary to know the amount of such losses as well as the nature and relevant facts associated with such losses.  Such amounts and facts have not yet been established and in certain cases may not be known until final adjudication of claims arising out of the incident.  Therefore, we are unable at this time to reasonably estimate the total amount of losses we may incur or the amounts we may recover under our insurance policies for particular losses arising from the incident. Given these considerations, we believe that mere disclosure of an aggregate limit of insurance coverage or the limits of individual policies could be misleading.

In preparing our disclosure regarding the derailment and the associated loss contingency disclosure, we have, in accordance with ASC 450-20-50, given consideration to all of the reasonably available information we have regarding our potential exposure in order to determine if a reasonable estimate could be made regarding the aggregate amount or range of loss that we will incur. Based on our assessment of available information and consistent with disclosure requirements under ASC 450-20-50-4(b), we note that we do not believe a reasonable estimate of the possible loss or range of loss can be made at this time.

We do note that where we have been able to reasonably estimate losses and specify when we believe insurance is available, we have disclosed these items to investors. For example, in our legal matters disclosure, we explained that, based on estimated losses related to the value of the tank cars involved in the incident, as well as legal and other costs incurred in connection with the incident, we recorded total liabilities of $40.9 million. We noted that we believe a substantial portion of these liabilities are covered by insurance and therefore, recorded total receivables of $38.6 million. We also note that we have disclosed to investors, in our risk factors disclosure, that aggregate losses from this incident may have a material adverse effect on our business, providing investors with the understanding that our loss exposure from this incident could be material.

We will continue to evaluate all relevant facts and circumstances surrounding this incident and assess whether additional information, including reasonable estimates regarding the aggregate amount or range of loss, can be provided in future filings. We will also assess, in the preparation of our future filings, whether additional narrative may be provided regarding the nature of settlement discussions, particularly additional information of the type provided in the first paragraph of our response to this comment number 5.

Acknowledgment:

The Company acknowledges that:

(a)         the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

(b)         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

(c)          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.

Very truly yours,

/s/ Ira M. Birns
Ira M. Birns
Executive Vice President and Chief Financial Officer